Exhibit 99.10

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

August 24, 2010.

3.	Press Release

The Press Release dated August 24, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced more drilling results on its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

5.	Full Description of Material Change

See Schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

August 24, 2010.

SCHEDULE A

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002
Fax: (604) 682-4003

August 24, 2010	TSX-V: TMM

NEWS RELEASE
12.19 meters grading 4.39 gpt gold
and 13.72 meters grading 3.88 gpt gold intercepted up to 250 meters
Southwest of San Francisco Pit

Timmins Gold Corp. (TMM, TSX-V) is pleased to announce that reverse circulation drilling continues to expand the strike length of mineralization at the San Francisco Gold Mine, located in the State of Sonora, Mexico. Additionally, the tenor of the gold grades being encountered are amongst the highest returned to date from drilling on the now-operating gold deposit. Highlights of the assays received from the most current round of drilling completed in May and June include12.19 meters of 4.39 gpt gold in Hole TF-651 and 13.72 meters of 3.88 gpt gold in Hole TF-649 (which were drilled approximately 150 meters to the southwest of the San Francisco pit limit) and 10.67 meters of 6.39 gpt gold in Hole TF-725 and 4.57 meters of 3.46 gpt gold in Hole TF-728 in an area inside the north portion of the current pit limit. These results indicate the potential for expansion of the open pit beyond its current projected limit and indicates that the potential exists to increase the ultimate gold resource contained within the deposit.

The most current round of drilling has continued to take place since the last update to shareholders (see press release dated May 13, 2010) and has totaled approximately 25,000 meters in 231 drill holes. Drilling has been focused on an infill basis to the north and also focused on extending the known strike length of the newly-discovered southwest extension. The drilling, which is testing the potential of the San Francisco deposit outside of the limits of the currently-planned final pit, continues to confirm the continuity of mineralization within a 1.2 kilometer wide, major NW-SE trending gold-hosting structure.

The objective of the exploration drilling to the southwest of the pit has been to extend the mineralized zone outside of the currently planned pit limits and beyond a drill hole 50 meters to the southwest of the pit that intersected 13.7 meters of 10.28 gpt gold (see press release dated May 13, 2010). Drilling inside the northern part of the currently planned pit limits was in an area that required a higher density of drilling in order to be considered a part of the mine plan and, until now, was classified largely as waste for mine planning purposes The holes were all relatively shallow and were drilled to a maximum depth of 130 meters.

The table below highlights the better intercepts from the recently completed program to the Southwest of the pit limit:

Drill Intercepts SW of the San Francisco Pit

		Drill Intersections
Drill Hole Number	Depth (m)	From (m)	To (m)	Width (m)	Au g/t
TF-644	131.06	12.19	13.72	1.53	0.93
		and 50.29	54.86	4.57	0.36
		and 56.39	59.44	3.05	0.87
		and 100.58	106.68	6.10	5.07
		includes 100.58	102.11	1.53	4.33
		includes 102.11	106.63	1.52	8.47

		Drill Intersections
Drill Hole Number	Depth (m)	From (m)	To (m)	Width(m)	Au g/t
		includes 103.63	105.16	1.53	6.97
TF-647	91.44	0.00	1.52	1.52	0.20
		and 71.63	79.25	7.62	2.29
		includes 73.15	74.68	1.53	2.90
		includes 74.68	76.20	1.52	3.33
		includes 76.20	77.72	1.52	3.37
		and 83.82	91.44	7.62	0.34
TF-648	100.58	92.96	97.54	4.58	1.16
		includes 92.96	94.49	1.53	2.67
TF-649	121.92	96.01	109.73	13.72	3.88
		includes 96.01	97.54	1.53	4.73
		includes 97.54	99.06	1.52	11.17
		includes 99.06	100.58	1.52	4.83
		includes 100.58	102.11	1.53	4.50
		includes 102.11	103.63	1.52	3.17
		includes 103.63	105.16	1.53	2.80
		includes 106.68	108.20	1.52	2.17
TF-650	85.34	73.15	83.82	10.67	0.74
TF-651	100.58	0.00	10.67	10.67	0.85
		includes 3.05	4.57	1.52	3.65
		and 54.86	67.06	12.20	0.31
		and 88.39	100.58	12.19	4.39
		includes 89.92	91.44	1.52	6.83
		includes 92.96	94.49	1.53	5.10
		includes 94.49	96.01	1.52	3.93
		includes 96.01	97.54	1.53	3.60
		includes 97.54	99.06	1.52	3.65
		includes 99.06	100.58	1.52	9.07
TF-652	137.16	48.77	51.82	3.05	0.47
		and 53.34	54.86	1.52	2.97
		and 96.01	117.35	21.34	2.52
		includes 96.01	97.54	1.53	5.60
		includes 97.54	99.06	1.52	14.43
		includes 99.06	100.58	1.52	11.67

The table below highlights the better intercepts from the recently completed program at the northern portion of the pit:

Drill Intercepts on the Northern portion of the San Francisco Pit

		Drill Intersections
Drill	Hole
Number	Depth (m)	From (m)	To (m)	Width (m)	Au g/t
TF-724	121.92	9.14	12.19	3.05	2.700
		includes 10.67	12.19	1.52	4.640
		and 24.38	27.43	3.05	0.740
		and 33.53	41.15	7.62	0.900
		and 47.24	51.82	4.58	1.090
		and 56.39	62.48	6.09	0.670
		and 91.44	94.49	3.05	1.050
		and 96.01	121.92	25.91	1.260
		includes 97.54	99.06	1.52	2.260
		includes 99.06	100.58	1.52	2.650
		includes 108.20	109.73	1.53	7.420

		Drill Intersections
Drill Number	Hole Depth (m)	From (m)	To (m)	Width (m)	Au g/t
		includes 117.35	118.87	1.52	2.480
TF-725	131.06	53.34	64.01	10.67	6.390
		includes 57.91	59.44	1.53	40.730
		and 70.10	80.77	10.67	0.280
TF-726	82.29	0.00	6.10	6.10	0.360
		and 27.43	33.53	6.10	2.000
		includes 27.43	28.96	1.53	6.410
		and 70.10	74.68	4.58	0.950
TF-728	70.1	0.00	7.62	7.62	0.600
		and 30.48	35.05	4.57	1.260
		and 36.58	41.15	4.57	3.460
		includes 38.10	39.62	1.52	2.360
		includes 39.62	41.15	1.53	7.850
		and 50.29	53.34	3.05	0.440
		and 64.01	70.10	6.09	0.690
TF-733	100.58	1.52	4.57	3.05	0.210
		and 82.30	83.82	1.52	2.250
		and 85.34	91.44	6.10	1.120
		Includes 88.39	89.92	1.53	3.010

Information from the total of over 25,000 meters of drilling is currently being processed to provide an update to the current resource estimate. A new reserve estimate will also be prepared.

The exploration success follows upon the commencement of commercial production at the San Francisco Mine in April 2010. First quarter sales from the mine were 11,319 ounces of gold. The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within these zones form the basis of management’s expectation that the ongoing program could lead to a significant increase in the mineral resource at San Francisco and could potentially also lead to the discovery of additional satellite deposits within the existing land package.

The samples collected during the drilling were prepared and assayed in the San Francisco Mine assay laboratory using fire assay and gravimetric finish. Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. A minimum of fifteen percent of the pulps assayed in the mine lab were also sent to IPL-Inspectorate Lab, for check assays and a minimum of ten per cent of the original samples assayed by IPL will be sent to other independent labs for check assays. The check assays were cross referenced to the mine assays and verified the results.